                                                                    Exhibit 99.1

EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for the three months ended February 1, 2004 and January 30, 2005 and for each of the last five fiscal years, was as follows:

                                                    Nine Months Ended
                Fiscal Year                        -------------------
----------------------------------------------     Feb. 1,    Jan. 30,
 2000        2001       2002    2003     2004       2004        2005
------      ------      ----    ----     -----     -------    --------
 32.82x      11.80x     4.58x     (a)    23.32        6.75x      26.14x
======      ======      ====    ====     =====     =======    ========

(a) Due to Applied's loss in fiscal 2003, the ratio of coverage was less than 1:1. Applied would have needed to generate additional earnings of $209 million to achieve the coverage ratio of 1:1.